NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2024
and
For the Period from May 17, 2023 (Inception) through December 31, 2023

(Unaudited)

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

INDEX TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2024
and
For the Period from May 17, 2023 (Inception) through December 31, 2023

	Page
UNAUDITED FINANCIAL STATEMENTS:	
Balance Sheets	1
Statements of Operations	2
Statements of Member's Deficit	3
Statements of Cash Flows	4

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

BALANCE SHEETS
December 31, 2024 and 2023

	December 31,			
	2024		2023	
	(Unaudited)			
ASSETS				
Cash and cash equivalents	$	5,000	$	-
Prepaid expenses		1,963		-
Deferred offering costs		9,000		-
Total assets	$	15,963	$	-
LIABILITIES AND MEMBER'S DEFICIT				
Liabilities:				
Accounts payable and accrued expenses	$	1,623	$	677
Due to affiliate		40,075		-
Total liabilities		41,698		677
Commitments and contingencies				
Member's deficit:				
Class A units, 250 and 0 units issued and outstanding		5,000		-
Accumulated deficit		(30,735)		(677)
Total member's deficit		(25,735)		(677)
Total liabilities and member's deficit	$	15,963	$	-

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024
and
For the Period from May 17, 2023 (Inception) through December 31, 2023

	For the Year Ended December 31, 2024 (Unaudited)	For the Period from May 17, 2023 (Inception) through December 31, 2023
Revenues:	$ -	$ -
Expenses:		
General and administrative	30,058	677
Total expenses	30,058	677
Net loss	$ (30,058)	$ (677)

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENTS OF MEMBER'S DEFICIT
For the Year Ended December 31, 2024
and
For the Period from May 17, 2023 (Inception) through December 31, 2023

Member's deficit - May 17, 2023 (Inception)	$	-
Contributions		-
Net loss		(677)
Member's deficit - December 31, 2023	$	(677)
Contributions		5,000
Net loss		(30,058)
Member's deficit - December 31, 2024 (Unaudited)	$	(25,735)

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2024
and
For the Period from May 17, 2023 (Inception) through December 31, 2023

	For the Year Ended December 31, 2024 (Unaudited)	For the Period from May 17, 2023 (Inception) through December 31, 2023
Cash flows from operating activities:		
Net loss	$ (30,058)	$ (677)
Changes in operating assets and liabilities:		
Prepaid expenses	(1,963)	-
Accounts payable and accrued expenses	946	677
Due to affiliate	40,075	-
Net cash provided by operating activities	9,000	-
Cash flows from investing activities:		
Net cash provided by investing activities	-	-
Cash flows from financing activities:		
Issuance of Class A units	5,000	-
Offering costs	(9,000)	-
Net cash used in financing activities	(4,000)	-
Net increase in cash and cash equivalents	5,000	-
Cash and cash equivalents at beginning of year/period	-	-
Cash and cash equivalents at end of year/period	$ 5,000	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Noyack Fine Art I, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. Organization and Nature of Operations

Noyack Fine Art I, LLC ("the Company") was formed in May 2023 to facilitate the acquisition, administration, and strategic disposition of a diversified portfolio of pieces of fine art (the "Portfolio"). The Company's primary business activities are expected to consist of investing in, maintaining, promoting, and ultimately selling some or all of the Portfolio.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

3. Capitalization

As of December 31, 2024, the Company had issued 1,500,000 shares of Class A Units. As of December 31, 2024, the Company had issued 250 Class A Units.

4. Net Loss and Deficit

For the year ended December 31, 2024, the Company incurred a net loss of $21,792. For the year ended December 31, 2023, the Company incurred a net loss of $3,650. As a result, the Company reported an accumulated deficit of $21,792 and $3,650 for 2024 and 2023, respectively.

5. Liquidity and Going Concern

The Company's ability to continue as a going concern is dependent on raising additional capital and generating revenue from commercial sales. Management is pursuing financing through equity offerings, including a Regulation Crowdfunding campaign, to support operations and growth initiatives.

6. Subsequent Events

Management evaluated subsequent events through the date the financial statements were available to be issued. No material subsequent events were identified, other than ongoing fundraising activities under Regulation Crowdfunding.

7. Related Party Transactions

The Company sold 250 Class A Units to Noyack Capital LLC, the administrator of the fine art fund, at a price per share of $20.00.